AGREEMENT AND BILL OF SALE

This Agreement and Bill of Sale (“Agreement”) by and among Propane Direct, LLC, an Oklahoma limited liability company (“Seller”), each of the members of Seller listed on Exhibit A attached hereto (the “Members” and collectively, with Seller, the “Seller Parties”), and United Fuel & Energy Corporation, a Texas corporation (“Buyer”) is made and entered into as of May 31, 2007 (“Execution Date”). Seller Parties and Buyer may collectively be referred to herein as the “Parties.”

PRELIMINARY STATEMENTS

WHEREAS, Seller is engaged in wholesale and retail propane sales and installation for residential areas (the “Business”);

WHEREAS, Seller and Buyer have heretofore entered into a letter of intent dated as of March 16, 2007 (the “LOI”) providing, among other things, for the sale by Seller and the purchase by Buyer of certain assets owned and held by Seller; and

WHEREAS, pursuant to the LOI, Seller Parties and Buyer are required to execute and deliver this Agreement in connection with the consummation of the transactions contemplated by the LOI.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller Parties make the conveyances and assignments, and Seller Parties and Buyer covenant and agree, as set forth in the following provisions of this Agreement, to wit:

1.  Conveyance and Assignment of Assets. Seller has granted, conveyed, sold, assigned, transferred, bargained and delivered, and hereby grants, conveys, sells, assigns, transfers, bargains and delivers, unto Buyer and its successors and assigns, the assets, properties and rights described on Exhibit B attached hereto (the “Assets”) and incorporated herein, all such Assets being hereby conveyed free and clear of any lien, claim, encumbrance, charge, option or restriction of any nature whatsoever.

TO HAVE AND TO HOLD, against each and every person or persons claiming or asserting any claim against any or all of the same, the assets, properties and rights granted, conveyed, sold, assigned, transferred, bargained and delivered pursuant to the preceding provisions of this Section 1 to Buyer and its successors and assigns, forever.

2.  Closing. The closing of the purchase and sale of the Assets (the “Closing”) will take place at the offices of the Buyer in Midland, Texas, commencing at 9:00 a.m., local time, on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the purchase and sale of the Assets (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as Buyer and each Seller Party may mutually determine (the “Closing Date”).

3.  Assumption of Liabilities. Buyer will assume only those liabilities of Seller that Buyer expressly agrees to at Closing as set forth on Exhibit C (the “Assumed Liabilities”). Buyer shall not assume or have any responsibility with respect to any liabilities or obligations of Seller other than as specifically set forth herein, including, without limitation, any liabilities or obligations: (a) for taxes of any kind whatsoever; (b) for costs and expenses incurred in connection with negotiating the Transaction Documents and performing the transactions contemplated thereby (the “Transactions”); and (c) under this Agreement, each contract, agreement, arrangement, commitment, instrument, document or similar understanding (whether written or oral), including leases, subleases and rights thereunder (“Contracts”) or writing executed or delivered in connection with this Agreement and each amendment or supplement to any of the foregoing (including this Agreement, the “Transaction Documents”).

4.  Purchase Price.

(a)  The purchase price for the Assets (the “Purchase Price”) is :

(i)  Two Million Four Hundred Thousand Dollars ($2,400,000) minus the Payoff Amount (the “Cash Consideration”), to be paid in cash, or by certified check, wire transfer or cashier’s check, on the Closing Date;

(ii)  the value of the inventory of Seller calculated as follows: the lower of (A) actual cost of the inventory, and (B) the current laid-in prices for the inventory, payable as follows: (I) fifty percent (50%) to be paid no later than five (5) business days after the Closing Date, and (II) the remaining fifty percent (50%), which is subject to adjustment for obsolete and slow-moving inventory, to be paid on the 120th day following the Closing Date; and

(iii)  (A) fifty percent (50%) of the book value of Seller’s retail accounts receivable that are less than ninety (90) days from the applicable invoice date and, in Buyer’s determination, good and collectible (the “First A/R Payment”), such amount to be paid no later than five (5) business days after the Closing Date, and (B) the amount of any payments actually received by Buyer within one hundred twenty (120) days after the Closing Date with respect to such accounts receivable in excess of the First A/R Payment (the “Second A/R Payment”), such amount to be paid on the 120th day following the Closing Date. All right, title, and interest to any accounts receivable acquired hereunder by Buyer that are not collected within one-hundred twenty (120) days of the Closing Date will be assigned to Seller.

(b) Any amounts due from any Seller to any third-party lender with respect to the Assets (the “Payoff Amount”) shall be paid-off at Closing out of the Purchase Price. Except for the Assumed Liabilities, the parties agree that Buyer is assuming none of Seller’s liabilities or obligations, and Seller shall be responsible for discharging Seller’s liabilities and satisfying its obligations, all of which shall be discharged at Closing.

5.  Deliveries. On the Closing Date,

(a)  Seller will deliver or cause to be delivered to Buyer certificates of title or origin (or like documents) with respect to any vehicles or other equipment included in the Assets for which a certificate of title or origin evidences title, together with properly completed assignments of such vehicles or other equipment to Buyer, all duly executed by the Seller.

(b)  Buyer will deliver or cause to be delivered to Seller the Cash Consideration to Seller.

6.  Seller Parties’ Representations and Warranties. Seller Parties hereby jointly and severally represent and warrant to Buyer that: (a) no litigation is pending or, to any Seller Party’s knowledge threatened, against them relating to the Business or the Assets, and there is no basis for any such claim, (b) the Assets have been properly maintained, there have not been any discharges of any hazardous materials in violation of any environmental laws and regulations (“Environmental Laws”), and the Assets are in compliance with all Environmental Laws, (c) no Seller Party is a party to any Contract relating to the Assets that cannot be terminated without penalty, (d) the Assets are free and clear of liens, leases, claims and/or encumbrances, and Seller Parties have good and marketable title to the Assets, (e) there are no undisclosed liabilities with respect to the Assets or any customer, (f) all taxes have been paid or reserved for, and there is no tax controversy outstanding, (g) each Seller Party has complied with all applicable laws and regulations relating to the Assets, (h) the transfer of Assets requires no third party consents, (i) no Seller Party has any ERISA liabilities, (j) each Seller Party has now and has maintained in the past, adequate liability and property casualty insurance, (k) set forth as Exhibit D hereto are the following financial statements (the “Financial Statements”): unaudited balance sheets and statements of income, as of and for the fiscal years ended December 31, 2004, 2005, and 2006, and unaudited balance sheet and statement of income as of and for the 3-month period ended March 31, 2007, (l) the Financial Statements fairly present the financial condition and results of operations of Seller, (m) there has been no loss of a material customer since December 31, 2006, and no such loss is expected, (n) there are no customer Contracts which are not assignable or which, to any Seller Party’s knowledge, would terminate as a result of the sale of Assets, (o) this Agreement has been duly executed by each Seller Party and constitutes the legal, valid and binding obligation of each Seller Party, enforceable against each Seller Party, in accordance with its terms, (p) no Seller Party has or will use or retain the services of any broker or finder which would result in the imposition of a fee relating to this transaction, (q) each Seller Party is able to pay its debts as they come due and has no reason to believe that each Seller Party cannot continue to do so in the future, (r) no Seller Party is currently insolvent or near insolvency and no Seller Party has reason to believe that any Seller Party will be insolvent or near insolvency in the future, and (s) Seller is an Oklahoma limited liability company, duly organized and in good standing, and has the limited liability company power to enter into and perform this Agreement, and the execution of this Agreement by each Seller Party has been duly authorized by all necessary corporate action. The foregoing representations and warranties shall survive the transfer of Assets.

Each Seller Party shall be jointly and severally responsible for any sales or use taxes imposed by any state or local government as a result of the sale of Assets.

7.  Buyer’s Representations and Warranties. Buyer is a Texas corporation, duly organized and in good standing, and has the corporate power to enter into and perform this Agreement. This Agreement has been duly executed by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer, in accordance with its terms. Buyer has not and will not use or retain the services of any broker or finder which would result in the imposition of a fee relating to this transaction.

8.  Covenants.

(a)  General. If at any time after the Closing any further action is necessary or desirable to carry out this Agreement’s purposes, each Party will take such further action (including executing and delivering any further instruments and documents, obtaining any permits, licenses, certificates, waivers, notices and similar authorizations (“Permits”) and consents, approvals, notifications, waivers or other similar actions (“Consents”) and providing any reasonably requested information) as any other Party may reasonably request, all at the requesting Party’s sole cost and expense (unless the requesting Party is entitled to indemnification therefor under Section 11).

(b)  Full Access. Seller will permit representatives of Buyer (including financing providers and advisors) to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Seller, to all premises, properties, personnel, books, records, and documents pertaining to Seller and will furnish copies of all such books, records, Contracts and documents and all financial, operating and other data, and other information as Buyer may reasonably request; provided, however, that no investigation pursuant to this Section 8 will affect any representations or warranties made herein or the conditions to the Parties’ obligations to consummate the Transactions. Seller will cooperate with the Buyer and its lawyers, accountants and other representatives in connection with such due diligence investigation. Buyer, its lawyers, accountants and other representatives shall have full access to Seller’s books, records, facilities, accountants and key employees for the purpose of conducting such investigation. Each Seller Party acknowledges and agrees that it will coordinate and cause to be completed an unqualified audit in accordance with GAAP to be performed with respect to Seller using auditors acceptable to Buyer; provided that the cost of such audit will be borne exclusively by Buyer. Each Seller Party specifically acknowledges and agrees that: (i) it will provide a satisfactory representation letter to the auditors auditing the Business; (ii) that such unqualified audit must be provided in accordance with GAAP for the period required by the Securities Exchange Act of 1934 (up to three years); and (iii) that such audit must be publicly disclosed by Buyer.

(c)  Confidentiality. Buyer will use its reasonable efforts to hold in strict confidence and not disclose to third parties any data and information obtained from Seller or any Member except to its sources of financing, lawyers, accountants, and other consultants and will return all such data and information to Seller or Members in the event the transaction contemplated herein is not consummated.

(d)  Restrictive Covenants. To assure that Buyer will realize the benefits of the Transactions, each Seller Party agrees that it will not, and will ensure that each of its affiliates does not:

(i)  Restricted Activities. From the Closing Date until five (5) years after the Closing Date (the “Non-Compete Termination Date”), directly or indirectly, alone or as a partner, joint venturer, officer, director, member, employee, consultant, agent or independent contractor of, or lender to, any person or business, engage in activities similar to or competitive with the Business anywhere within a five-hundred (500) mile radius of any of Seller’s facilities; provided, however, that the passive ownership of less than one percent (1%) of the ownership interests of an entity having a class of securities that is traded on a national securities exchange or over-the-counter market is not a violation of this Section 8(d)(i).

(ii)  Customer Non-Solicitation. From the Closing Date until the Non-Compete Termination Date, directly or indirectly (A) solicit any customers of Buyer or any of its affiliates for the benefit of any business in competition with the business of Buyer or any of its affiliates or (B) request, advise or induce any person who is a customer, employee, contractor, vendor or lessor of Buyer or any of its affiliates to withdraw, curtail or cancel, or engage in any other activity that could adversely affect, the relationship such person has with Buyer or its affiliate.

(iii)  Employee Non-Solicitation. From the Closing Date until the Non-Compete Termination Date, directly or indirectly, for itself or on behalf of another, solicit for employment or engagement as an independent contractor, or for any other similar purpose, any person who was in the six-month period preceding the solicitation, or is at the time of the solicitation, an employee or independent contractor of Buyer or any of Buyer’s affiliates. Notwithstanding the foregoing, no Seller Party will be deemed to have breached its obligations under this Section if such personnel independently responded to a general solicitation for employment by such Seller Party.

Each Seller Party acknowledges that the restrictions in this Section 8(d) are reasonable in scope and duration and are necessary to protect Buyer after the Closing. Each Seller Party acknowledges that such Seller Party’s breach of this Section 8(d) will cause irreparable damage to Buyer, and upon breach of any provision of this Section 8(d), Buyer will be entitled to injunctive relief, specific performance or other equitable relief without bond or other security; provided, however, that the foregoing remedies will in no way limit any other remedies Buyer may have. Whenever possible each provision and term of this Section 8(d)  will be interpreted in a manner to be effective and valid, but if any provision or term of this Section 8(d)  is held to be prohibited by law or invalid, then such provision or term will be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting in any manner whatsoever the remainder of such provision or term or the remaining provisions or terms of this Section 8(d). If any of the covenants set forth in this Section 8(d)  are held by a court of competent jurisdiction to contain limitations as to time, geographical area or scope of activity to be restrained that are not reasonable and impose a greater restraint than is necessary to protect the goodwill or other business interest of Buyer, the court shall reform the covenants to the extent necessary to cause the limitations contained in the covenants as to time, geographical area and scope of activity to be restrained to be reasonable and to impose a restraint that is not greater than necessary to protect the goodwill or other business interest of Buyer and enforce the covenants as reformed.

(e)  Change in Corporate Name; Use of Names; Inquiry Referrals. Seller will take all such action as may be required to change Seller’s name, as promptly as practicable after the Closing, to one that is distinctly different in sound and appearance from “Propane Direct, LLC” and reasonably acceptable to Buyer. After the Closing, no Seller Party will or will permit any of its affiliates to (i) take any action to interfere with Buyer’s exclusive use of the name “Propane Direct, LLC” in connection with the conduct and operation of the Business or (ii) use the name “Propane Direct, LLC” in connection with the conduct of a business that competes or may in the future compete with the Business. After the Closing, Seller will, and will cause its affiliates to, refer to Buyer all customers, suppliers, and other inquiries relating to the Business or the Assets.

(f)  Actions Prior to Closing. The Parties agree as follows with respect to the period between the Execution Date and the earlier of the Closing and the Termination Date:

(i)  General. Each Party will use its reasonable efforts to take all action and do all things necessary, proper or advisable to satisfy (but not waive) all conditions to Closing and consummate the purchase and sale of the Assets upon the terms set forth in this Agreement. Seller Parties will use their best efforts to preserve and to keep intact the Business, the Assets, the services of the present employees of Seller (including its officers) and the goodwill of the customers, suppliers, creditors and others having business relations with Seller. Each Party will give the other Parties notice of any development occurring or existing after the Execution Date that causes or reasonably could be expected to cause a breach of any of the representations or warranties of such Party in this Agreement.

(ii)  Operation of the Business. With respect to Seller, the Business or the Assets, Seller Parties will not directly or indirectly permit or cause to occur (or agree to permit or cause to occur) any of the following: (A) a sale, lease or other disposition of assets outside any Seller’s ordinary course of business; (B) creation of any Contract or any lien, claim or encumbrance (“Encumbrances”) outside any Seller’s ordinary course of business or any Contract with any director, officer or affiliate of any Seller; (C) an expenditure outside any Seller’s ordinary course of business; (D) a capital investment in, or loan to, or an acquisition of the securities or assets of, any other person; (E) an issuance of any debt or creation, assumption or guarantee of any liability, outside any Seller’s ordinary course of business; (F) a change in the manner in which accounts payable or other liabilities are paid or in which accounts receivables are collected; (G) a change in the employment terms for, or in the compensation of, any employee, director, officer or affiliate of Seller, except as required pursuant to a written Contract existing on the Execution Date; (H) an amendment, modification or termination of any Contract to which any Seller is a party or to which the Business or any of the Assets are subject; or (I) any other occurrence, event, incident, action, failure to act or transaction outside any Seller’s ordinary course of business.

9.  Conditions to Closing.

(a)  Conditions Precedent to Buyer’s Obligations. Buyer’s obligation to consummate the Transactions is subject to the satisfaction of each of the following conditions: (i) each representation and warranty by each Seller Party must have been accurate and complete in all material respects on the Execution Date and must be accurate and complete on the Closing Date as though made then, with the Closing Date substituted for the Execution Date unless the context requires otherwise; (ii) each Seller Party must have performed and complied with all of its covenants to be performed or complied with at or prior to Closing in all material respects (except with respect to any provisions including the word “material” or words of similar import, with respect to which such covenants were performed or complied with in all respects); (iii) since the Execution Date, there must have been no event, series of events or the lack of occurrence thereof which, singularly or in the aggregate, could reasonably be expected to have a material adverse effect on the Business or Assets; (iv) there must not be issued and in effect any order, ruling, decision, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any federal, state, county, municipal, local or foreign government or other similar recognized organization or body exercising similar powers or authority (a “Governmental Body”) or arbitrator (an “Order”) restraining or prohibiting the Transactions or any pending or threatened action, suit, arbitration, mediation, investigation or similar proceeding (an “Action”) by or before any Governmental Body or arbitrator which seeks to restrain, prohibit, invalidate or collect damages arising out of the Transactions, or which, in Buyer’s reasonable judgment, makes it inadvisable to proceed with the Transactions; (v) Seller and Buyer must have received all Permits and Consents necessary or advisable to consummate the Transactions; (vi) Seller and Buyer must have received releases of all Encumbrances on the Assets; and (vii) Buyer’s complete satisfaction with such due diligence investigation, including approvals by Buyer’s bank group and Buyer’s board of directors.

(b)  Conditions Precedent to Seller Parties’ Obligations. Seller Parties obligation to consummate the transactions contemplated to occur at Closing is subject to the satisfaction of each of the following conditions: (i) each representation and warranty by Buyer must have been accurate and complete in all material respects on the Execution Date (except with respect to any provisions including the word “material” or words of similar import, with respect to which such representations and warranties were accurate and complete) and must be accurate and complete in all material respects on the Closing Date (except with respect to any provisions including the word “material” or words of similar import, with respect to which such representations and warranties were accurate and complete) as though made then, with the Closing Date substituted for the Execution Date unless the context requires otherwise; (ii) Buyer must have performed and complied with all of its covenants to be performed or complied with at or prior to Closing in all material respects (except with respect to any provisions including the word “material” or words of similar import, with respect to which such covenants were performed or complied with in all respects); (iii) there must not be issued and in effect any Order restraining or prohibiting the Transactions; and (iv) there must not any pending or threatened Action by or before any Governmental Body or arbitrator which seeks to restrain, prohibit, invalidate or collect damages arising out of the Transactions, or which, in Seller Parties’ reasonable judgment, makes it inadvisable to proceed with the Transactions.

10.  Termination of Agreement. Buyer and Seller may terminate this Agreement as to all Parties by mutual written consent at any time prior to Closing. Either Buyer or Seller may terminate all provisions of this Agreement as to all Parties, except for this Section 10 and Section 12, by giving written notice if the Closing has not occurred prior to July 31, 2007 (the “Termination Date”), provided, however, that the Party delivering such notice (or in the case of a delivery by Seller, any Seller Party) must not have caused such failure to close. Buyer may terminate all provisions of this Agreement as to all Parties, except for this Section 10 and Section 12, by giving written notice to Seller any time prior to Closing if (a) any Seller Party has breached any representation, warranty or covenant contained in this Agreement, or (b) Buyer is not satisfied, in its sole discretion, with the results of, and its due diligence investigations with respect to, the operations, affairs, prospects, properties, assets, existing and potential liabilities, obligations, profits or condition (financial or otherwise) of Seller. Seller may terminate all provisions of this Agreement as to all Parties, except for this Section 10 and Section 12, by giving written notice to Buyer any time prior to Closing if Buyer has breached any representation, warrant or covenant contained in this Agreement. Any termination of this Agreement under this Section 10 (except as permitted in this first sentence of this Section 10) will not extinguish or impair the rights of a non-breaching Party to pursue all legal remedies available to it, and no election of remedies will be deemed to have been made.

11.  Indemnification.

(a)  SELLER PARTIES SHALL JOINTLY AND SEVERALLY INDEMNIFY, DEFEND AND HOLD HARMLESS BUYER AGAINST: THE BREACH OR INACCURACY OF ANY REPRESENTATION OR WARRANTY MADE BY A SELLER PARTY IN THIS AGREEMENT OR ANY OTHER CERTIFICATE OR DOCUMENT DELIVERED BY OR ON BEHALF OF A SELLER PARTY; ANY LIABILITY OR OBLIGATION OF A SELLER PARTY; ANY DAMAGES SUFFERED BY BUYER UNDER THE UNIFORM COMMERCIAL CODE-BULK SALES; ANY DAMAGES OR CLAIMS RESULTING FROM ANY PRODUCT SHIPPED OR MANUFACTURED BY, OR ANY SERVICES PROVIDED BY, A SELLER PARTY ON OR PRIOR TO THE CLOSING; ANY CLAIM BY ANY PERSON FOR BROKERAGE OR FINDER’S FEES OR COMMISSIONS OR SIMILAR PAYMENTS BASED UPON ANY AGREEMENT OR UNDERSTANDING ALLEGED TO HAVE BEEN MADE BY ANY SUCH PERSON WITH A SELLER PARTY (OR ANY PERSON ACTING ON ITS BEHALF) IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY; ANY ACTION, ARBITRATION PROCEEDING, CAUSE OF ACTION, CHARGE, COUNTERCLAIM, CROSS CLAIM, INQUIRY, INVESTIGATION, SUIT, LEGAL ACTION, LITIGATION, ORDER, CONSENT DECREE, INJUNCTION, DETERMINATION, JUDGMENT, AWARD OR WRIT OF ANY COURT, GOVERNMENTAL AUTHORITY OR ARBITRATOR AGAINST A SELLER PARTY PENDING OR ACCRUED ON OR PRIOR TO THE CLOSING. THIS SECTION 5 OF THE AGREEMENT SURVIVES THE CLOSING.

(b)  The aggregate liability for money damages of Buyer under this Agreement related to breaches of the representations and warranties herein will not exceed an amount equal to the Cash Consideration; provided, however, that the limitation contemplated hereby will not be applicable with respect to (i) breaches of Sections 6(b), (d), (o), (p) and (s), and (ii) instances of fraud or intentional conduct.

(c)  Notwithstanding the foregoing, with respect to any claim for damages against any Member, Buyer will not be entitled to recover damages for breaches of the representations and warranties in Section 6 in excess of such Member’s percentage share of any damages attributable to all of the Members. The maximum damages a Member will be required to be paid with respect to any such claim will be determined by solving the following equation for “X.”

B
X	=	A	*	——
C

Where

A = the aggregate claim for damages against all Members

B = the portion of the Cash Consideration distributed to the applicable Member

C = the total Cash Consideration

12.  Miscellaneous.

(a)  Severability. Any provision of this Agreement which is invalid, unenforceable or illegal in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such invalidity, unenforceability or illegality without affecting the remaining provisions hereof and without affecting the validity, enforceability or legality of such provision in any other jurisdiction.

(b)  Governing Law. THIS AGREEMENT SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS.

(c)  Submission to Jurisdiction. Any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement will only be brought in the Western District of Texas, Midland-Odessa Division or any Midland, Texas state court, and each Party consents to the exclusive jurisdiction and venue of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

(d)  Allocation. The Parties hereto agree to file all tax returns or reports including, without limitation, IRS Form 8594, regarding the allocation of the Purchase Price paid for the Assets. The Parties hereto agree and acknowledge that they have agreed upon the allocation of the Purchase Price as set forth on Exhibit D hereto.

(e)  Public Announcement. Any public announcements relating to this transaction shall be initially agreed upon and jointly made by the parties; provided that, Buyer may disclose any terms of this Agreement, if legal counsel advises that such disclosure may be required to comply with applicable law.

(f)  Expenses. Each Party will bear its own expenses and costs of the transactions contemplated hereby, including, but not limited to, the fees of attorneys, accountants and financial advisors.

(g)  Entire Agreement. This Agreement contains the entire agreement and understanding of the parties with respect to its subject matter and supersedes all prior understandings, agreements, or representations by and between the parties, written or oral, as to the subject matter hereof.

(h)  Assignment; Binding Effect. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party, which consent will not be unreasonably withheld provided that the assigning Party remains liable for all duties and obligations owing under this Agreement. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, inure to the benefit of, and are enforceable by, the Parties and their respective successors and permitted assigns.

(i)  Specific Performance; Remedies. Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its provisions in any action or proceeding instituted in any state or federal court sitting in Midland, Texas having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity. Except as expressly provided herein, the rights, obligations, and remedies created by this Agreement are cumulative and in addition to any other rights, obligations, or remedies otherwise available at law or in equity. Nothing herein will be considered an election of remedies.

[SIGNATURE PAGE FOLLOWS]

[AGREEMENT AND BILL OF SALE SIGNATURE PAGE]

EXECUTED as of the day and year first above written.

Seller Parties:

[MEMBERS] PROPANE DIRECT, L.L.C.
By:
Brock Hardy, Chief Executive Officer

Buyer:
UNITED FUEL & ENERGY CORPORATION

By:
Charles McArthur, President and Chief Executive Officer